

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 28, 2010

<u>Via Mail and Facsimile (312-444-5592)</u>

Frederick H. Waddell
President and Chief Executive Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, IL 60603

      Re: **Northern Trust Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 26, 2010
             File No. 0-5965
             Response Letter Filed May 13, 2010

Dear Mr. Waddell:

      We refer you to our comment letters dated March 23, 2010 and April 30, 2010 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

                      Sincerely,

                      Cecilia Blye, Chief
                      Office of Global Security Risk

cc: Todd Schiffman
       Assistant Director
       Division of Corporation Finance